Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

U.S. DOLLARS IN THOUSANDS

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2021	2020
Assets
Current assets:
Cash and cash equivalents		$17,787	$15,677
Restricted cash		17	13
Prepaid clinical trial expenses and deferred clinical trial costs	7	1,728	1,294
Prepaid expenses and other current assets		282	807
Total current assets		19,814	17,791

Property and equipment, net		24	10

Total assets		$19,838	$17,801

Liabilities and shareholders’ deficit

Current liabilities:
Trade payables		$57	$720
Other accounts payable and accrued expenses		556	241
Total current liabilities		613	961

Non-current liabilities:
Provision for uncertain tax positions		220	220

Total liabilities		833	1,181

Shareholders’ equity:
Ordinary shares, NIS 0.03 par value; Authorized: 16,666,667 shares as of June 30, 2021 and December 31, 2020, respectively; Issued and outstanding: 10,062,383 and 8,758,037 shares as of June 30, 2021 and December 31, 2020, respectively		90	78
Additional paid-in capital		39,138	33,023
Accumulated deficit		(20,223)	(16,481)

Total shareholders’ equity	5	19,005	16,620

Total liabilities and shareholders’ equity		$19,838	$17,801

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2021	2020

Operating expenses:
Research and development expenses		$(1,731)	$(65)
General and administrative expenses		(1,968)	(215)

Operating loss		(3,699)	(280)

Financial expense, net	6	(43)	(1,683)

Net loss and comprehensive loss		$(3,742)	$(1,963)

Basic and diluted net loss per share	4	$(0.39)	$(4.44)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		9,562,384	576,556

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	Equity

Balance as of January 1, 2021	-	-	8,758,037	$78	$33,023	$(16,481)	$16,620

Share-based compensation to
employees and directors	-	-	-	-	367	-	367
Share-based compensation to service providers	-	-	-	-	206	-	206
Share issuance - Private Investment in Public Equity ("PIPE"), net	-	-	1,304,346	12	3,771	-	3,783
Warrants issued under Private Investment in Public Equity, net	-	-	-	-	1,771	-	1,771
Net loss and comprehensive loss						(3,742)	(3,742)

Balance as of June 30, 2021	-	-	10,062,383	$90	$39,138	(20,223)	$19,005

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2020	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)

Share-based compensation	-	-	-	-	26	-	26
Operating lease provided by controlling shareholder	-	-	-	-	16	-	16
Net loss and comprehensive loss	-	-	-	-	-	(1,963)	(1,963)

Balance as of June 30, 2020	2,954,267	$6,621	576,556	$5	$222	$(14,391)	$(14,164)

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020

Cash flows from operating activities

Net loss	$(3,742)	$(1,963)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2	(* )
Share-based compensation to employees and directors	367	26
Share-based compensation to service providers	206
Accrued interest and amortization of discount on convertible notes	-	621
Revaluation of derivative warrant liability	-	1,065
Operating lease provided by controlling shareholder	-	16
Change in:
Other current assets	90	11
Trade payables	(663)	13
Other accounts payable	316	(104)

Net cash used in operating activities	(3,424)	(315)

Cash flows from investing activities

Purchase of property and equipment	(16)	(* )
Net cash used in investing activities	(16)	(* )

Cash flows from financing activities

Payment of financing fees in connection with initial public offering	-	(82)
Proceeds from issuance of ordinary shares
under Private Investment in Public Equity, net	5,554	-

Net cash provided by (used in) financing activities	5,554	(82)

Change in cash, cash equivalents and restricted cash	2,114	(397)
Cash, cash equivalents and restricted cash at the beginning of the year	15,690	947

Cash, cash equivalents and restricted cash at the end of the period	$17,804	$550

(*)	Less than $1.

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

The Company was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has  incurred losses of $3.7 million and $2.0 million for the periods ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the Company’s accumulated deficit was $20.2 million. The Company has funded its operations to date primarily through equity financing.

Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

On September 3, 2020, the Company closed an IPO of 2,500,000 units at a price of $8.00 per unit for gross proceeds of approximately $20,000 (net proceeds of approximately $17.3 million after deducting underwriting discounts and commissions and other offering expenses). Refer to Note 1(d).

On March 11, 2021, the Company closed a private placement of 1,304,346 ordinary shares and accompanying warrants to purchase an aggregate of up to 652,173 ordinary shares at a combined purchase price of $4.60 per share and accompanying warrant resulting in gross proceeds of $6,000. Refer to Note 1(e).

Based on the Company's current operating plan, the Company believes that its existing capital resources will be sufficient to fund operations for at least one year after the date these financial statements are issued.

c.
The Company effected a 1-for-3 reverse split of the Company’s ordinary shares and convertible preferred shares on July 6, 2020. All issued and outstanding ordinary shares and convertible preferred shares and related per share amounts contained in these financial statements have been retroactively adjusted to reflect this reverse share split for all periods presented.

d.
On September 3, 2020, the Company closed its IPO of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant to purchase one ordinary share. The ordinary shares and warrants were immediately separable from the units and were issued separately. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. On October 5, 2020, the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 ordinary shares in return for net amount of $3. The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17,300 after deducting underwriting discounts and commissions and other offering expenses).

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

e.
On March 11, 2021, the Company closed a private placement of 1,304,346 ordinary shares and accompanying warrants to purchase an aggregate of up to 652,173 ordinary shares at a combined purchase price of $4.60 per share and accompanying warrant resulting in gross proceeds of $6,000.The warrants are exercisable immediately at an exercise price of $4.60 per share and expire five and a half years from the issuance date.

In connection with the private placement, the Company also entered into a registration rights agreement, dated as of March 8, 2021 with the purchasers in the offering pursuant to which the Company filed a registration statement SEC on April 1, 2021 to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants, of which such registration statement was declared effective on April 9, 2021.

The Company paid the placement agents of the private placement a cash placement fee equal to $390 and an expense reimbursement of $40. The Company also issued to the placement agents warrants to purchase 52,173 ordinary shares, at an exercise price of $5.06 per ordinary share and a term expiring on March 8, 2026.

f.
Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it rapidly spread across the globe, including in Israel and the United States. The extent to which COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company's business, financial condition and results of operation.

NOTE 2:	SIGNIFICANT ACCOUNTING

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F, except for the following:

-
In August 2020, the FA SB issued guidance that is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. This guidance will be effective for the Company on January 1, 2022.

-
ASC Topic 740, "Income Taxes ", was amended to simplify the accounting for income taxes to improve consistency of accounting methods and remove certain exceptions. The amendment is effective for the Company beginning January 1, 2021.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 3:	UNAUDITED CONDENSED FINANCIAL STATEMENTS

The accompanying balance sheet as of June 30, 2021, the statements of comprehensive loss, the statements of cash flows and the statement of changes in convertible preferred shares and shareholders’ equity for the six months ended June 30, 2021 and 2020, are unaudited.

The accompanying unaudited financial statements have been prepared in a condensed format and include the unaudited financial operations of the Company as of June 30, 2021 and for the six months period then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2020 included in the Company's Annual report on Form 20-F filed with the SEC on March 18, 2021.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

NOTE 4:	LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period.

All outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Six months ended June 30,
	2021	2020

Numerator:
Net loss applicable to shareholders of ordinary shares	$(3,742)	$(1,963)
Interest accrued on preferred shares	-	(597)
Total loss attributed to ordinary shares	(3,742)	(2,560)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	9,562,384	576,556
Net loss per share of ordinary share, basic and diluted	$(0.39)	$(4.44)

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS’ Equity Shares based compensation: Share options outstanding and exercisable to employees and directors under the 2008 Plan as of June 30, 2021 and December 31, 2020 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2020	153,882	$0.24	3.25

Options outstanding as of June 30, 2021	153,882	$0.24	2.75

Options exercisable as of June 30, 2021	153,882	$0.24	2.75

Share options outstanding and exercisable to employees and directors under the 2019 Plan as of June 30, 2021 and December 31, 2020, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2020	219,456	$2.62	8.56

Options outstanding as of June 30, 2021	971,477	$3.93	9.22

Options exercisable as of June 30, 2021	213,061	$2.57	8.06

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:	SHAREHOLDERS’ Equity(Cont.)
Warrants and warrants units The following table s summarizes the warrants and warrants units outstanding as of June 30, 2021:

Type	ISSUANCE DATE	NUMBER OF WARRANTS	EXERCISE PRICE	EXERCISABLE THROUGH

August 2019 warrants	August 22, 2019	205,268	$6.72 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	92,321	$6.72 (*)	December 8, 2024
Warrants to bridge financing placement agent	September 3, 2020	55,785	$6.72 (*)	December 8, 2024
Warrants to underwriter	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriter	October 5, 2020	375,000	$8.80	September 3, 2025
IPO warrants (note 1c)	September 3, 2020	2,812,170	$8.80	September 3, 2025
PIPE warrants (note 1c)	March 11, 2021	652,173	$4.60	September 10, 2026
Warrants to PIPE placement agent (note 1c)	March 11,2021	52,173	$5.06	March 8, 2026

(*) Each warrant is exercisable into one IPO unit consisting of one share and one IPO warrant.

NOTE 6:	FINANCIAL EXPENSES, NET
	Six months ended June 30,
	2021	2020

Interest expense and amortization of discount on convertible notes	-	621
Bank fees	(3)	1
Change in fair value of derivative warrant liability	-	1,065
Exchange rate differences	(40)	(4)
Total financial expenses, net	$(43)	$1,683

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 7:	CLINICAL TRIALS

On November 13, 2020 (the "First Agreement Execution Date"), the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") both with Lotus Clinical Research as the Company's clinical research organization for the Company's planned Phase 3 trials of PRF-110, which are expected to take place in 2021.

Under the First Agreement, the Company paid the first milestone of $581 on December 28, 2020 and additional two milestones of $581 during the first six months of 2021.

In addition, the Company paid a non-refundable deposit of $710 under the Second Agreement in January 2021.

As of June 30, 2021, the Company accounted these amounts of net $1,728 as prepaid clinical trial expense and deferred clinical trial costs after recognition of $145 clinical trials expenses.

NOTE 8:	SUBSEQUENT EVENTS

In July 2021, the Company issued 419,673 ordinary shares upon exercise of warrants for consideration totaling $1,930.